EXHIBIT 12

COCA-COLA ENTERPRISES INC.

COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(In millions except ratios)

	Fiscal Year
	2001	2000	1999	1998	1997
Computation of Earnings:
Earnings (loss) from continuing operations before income taxes and cumulative effect of changes in accounting	$(150)	$333	$88	$169	$178
Add:
Interest expense	746	777	726	706	532
Amortization of capitalized interest	2	2	2	2	2
Amortization of debt premium/discount and expenses	12	20	29	27	25
Interest portion of rent expense	28	24	27	28	27

Earnings as Adjusted	$638	$1,156	$872	$932	$764

Computation of Fixed Charges:
Interest expense	$746	$777	$726	$706	$532
Capitalized interest	3	2	2	7	2
Amortization of debt premium/discount and expenses	12	20	29	27	25
Interest portion of rent expense	28	24	27	28	27

Fixed Charges	789	823	784	768	586
Preferred Stock Dividends (a)	4	5	6	2	2

Combined Fixed Charges and Preferred Stock Dividends	$793	$828	$790	$770	$588

Ratio of Earnings to Fixed Charges (b)	.81	1.40	1.11	1.21	1.30

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (b)	.80	1.40	1.10	1.21	1.30

(a)	Preferred stock dividends have been increased to an amount representing the pretax earnings which would be required to cover such dividend requirements.
(b)	Ratios were calculated prior to rounding to millions.